Filed by SolarCity Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: SolarCity Corporation

(Commission File No. 001-35758)

Date: November 14, 2016

The following was filed by Tesla Motors, Inc. on Form 8-K on November 14, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 14, 2016

TESLA MOTORS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34756	91-2197729
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3500 Deer Creek Road Palo Alto, California	94304
(Address of principal executive offices)	(Zip Code)

(650) 681-5000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

Tesla Motors, Inc. (“Tesla”) is making the following supplement to the definitive joint proxy statement/prospectus dated October 12, 2016 (the “Proxy”) of Tesla and SolarCity Corporation (“SolarCity”) in connection with the solicitation of proxies for use at the special meetings of each of Tesla’s and SolarCity’s stockholders, both to be held on November 17, 2016, to consider Tesla’s proposed acquisition of SolarCity. The sole purpose of this supplement is to correct an error in the percentage calculation (but not the numbers used in such calculation, which were accurately presented) in Tesla’s beneficial ownership table in the Proxy.

*        *        *         *

The percentages in the first, second, third, fourth, fifth and last rows in the far right column entitled “Percentage of Shares Beneficially Owned” in the table under the section entitled “Stock Ownership of Certain Beneficial Owners and Management/Directors of Tesla” on page 172 of the Proxy are replaced by 22.1%, 8.9%, 7.2%, 5.3%, 22.1% and 23.1%, respectively. No other information presented in this section, including the number of shares beneficially owned by each holder and the outstanding shares of Tesla, which were used to calculate the percentages presented in this section, is being corrected or updated hereby.

*        *        *         *

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The transaction will be submitted to the stockholders of each of SolarCity and Tesla for their consideration. In connection with the proposed merger, Tesla has filed with the SEC a Registration Statement on Form S-4 (Registration Statement No. 333-213390) containing a joint proxy statement/prospectus of SolarCity and Tesla. The Registration Statement was declared effective by the SEC on October 12, 2016, and SolarCity and Tesla mailed the definitive joint proxy statement/prospectus to stockholders of SolarCity and Tesla on or about October 13, 2016. Tesla and SolarCity also plan to file other relevant documents concerning the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOLARCITY AND TESLA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website, www.sec.gov.

NO OFFER OR SOLICITATION

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

SolarCity, Tesla, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from SolarCity and Tesla stockholders in connection with the proposed transaction. Information regarding the interests of the persons who may, under the rules of the SEC, be deemed participants in the solicitation of SolarCity and Tesla stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus, which was filed with the SEC on October 12, 2016. You can find more detailed information about SolarCity’s executive officers and directors in its definitive proxy statement filed with the SEC on April 21, 2016. You can find more detailed information about Tesla’s executive officers and directors in its definitive proxy statement filed with the SEC on April 15, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TESLA MOTORS, INC.

Date: November 14, 2016	By:	/s/ Todd A. Maron
Name: Todd A. Maron
Title: General Counsel